SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12th, 2016

DATE, TIME AND PLACE: On April 12th, 2016, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, Building 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing eighty-three point nine percent (83.9%) of the total capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Franco Bertone, Chairman of the Board of Directors; Guglielmo Noya, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Jaques Horn, Legal Officer; Josino de Almeida Fonseca, Member of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee; Luiz Carlos de Carvalho, representative of the Company’s independent auditors, Baker Tilly Brasil Auditores Independentes SS (“Baker Tilly”).

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) The notice provided in Section 133 of the Brazilian Law No. 6,404, dated as of December 15th, 1976 (“Law 6,404/76”) was published on March 11th, 14th and 15th, 2016, on pages 62, 21 and 14 of the Official Gazette of the State of Rio de Janeiro; on pages B-11, A-11 and B-11 of Valor Econômico; and on pages A-21, A-7 and A-9 of Jornal do Commercio, respectively; (2) The Management’s Report, the Financial Statements, the Fiscal Council’s Opinion, the Statutory Audit Committee’s Report and the Independent Auditors’ Report, related to the fiscal year ended on December 31st, 2015, were published on March 10th, 2016, on pages C-1 to C-11 of the Jornal do Commercio; on pages C-15 a C-21 of the Valor Econômico; and on March 11th of 2016, on pages 19 to 29 of the Official Gazette of the State of Rio de Janeiro; and (3) The Call Notice was published on March 11th, 14th and 15th, 2016, on pages 63, 21 and 14 of the Official Gazette of the State of Rio de Janeiro, on pages B-11, A-11 and B-3 of the Valor Econômico; and on pages A-21, A-7 and A-9  of the Jornal do Commercio, respectively.

READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES: (1) The reading of documents related to the agenda to be discussed on this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) It was authorized the drawing up of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law 6,404/76, respectively; (3) Voting statements, dissidences and protests by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law 6,404/76; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Law 6,404/76.

On Annual Shareholders’ Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2015; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2015 and distribution of dividends by the Company; (3) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (4) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council, for the year of 2016.

On Extraordinary Shareholders’ Meeting:
(1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into by and among Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda. and the Company, on the other side; and (2) To resolve on the Company’s By-laws amendment and consolidation to adjust the wording of the provisions concerning the Company's headquarters address.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by majority of votes, corresponding to ninety-eight point thirty-three percent (98.33%) of the capital stock present at this Shareholders’ Meeting, based on the information provided by the Company and on the favorable opinion of the Fiscal Council, of the Statutory Audit Committee and the Independent Auditors, Baker Tilly, the Management’s Report and the individual and consolidated Financial Statements of the Company, dated as of December 31st, 2015, duly audited by the Independent Auditors of the Company, Baker Tilly, with its respective Report, as well as with the Opinion of the Company’s Fiscal Council and the Report of the Company’s Statutory Audit Committee;

(2) To approve, by majority of votes, corresponding to ninety-nine point seventhy-three percent (99.73%) of the capital stock present at this Shareholders’ Meeting, the management’s proposal to allocate the results, related to the fiscal year of 2015, and the dividends distribution by the Company, along with the Opinion of the Fiscal Council, which provides the 2015 Net Profits, in the amount of two billion, seventy-one million, one hundred and forty-five thousand, four hundred and thirty Reais and five cents (R$2,071,145,430.05) shall have the following destination: (2.1) To the Legal Reserve, according to Section 193 of the Law 6,404/76, five percent (5%) of the 2015 Net Profits, in the amount of one hundred and three million, five hundred and fifty-seven thousand, two hundred and seventy-one Reais and fifty cents (R$103,557,271.50); (2.2) For the Capital Reserve, shall be allocated the amount of ninety-three million, a hundred and twenty-two thousand, six hundred and eighteen Reais and sixty-five cents (R$93,122,618.65), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2015; (2.3) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of four hundred and sixty-eight million, six hundred and sixteen thousand, three hundred and eighty-four Reais and ninety-seven cents (R$468,616,384.97). Therefore, each share shall be entitled to zero point one, nine, three, six, two, four, two, zero, five Reais (R$0.193624205), calculated based on the total amount of the shares issued by the Company, except for the treasury shares, to be paid as follows: one hundred percent (100%) of the total amount to be distributed on June, 10th, 2016; it is provided that the shareholders of Company that acquired shares up to April 12th, 2016 (inclusive) shall be entitled to the dividends approved in this Meeting. The shares acquired after this date, i.e. from April 13th, 2016 on, will be traded ex direito stock dividend; and (2.4) The remaining balance of the Net Profits minus the total dividends distributed and the amount allocated to the capital reserve, totalizing the amount of one billion, four thousand and five million, eight hundred and forty-nine thousand, a hundred and fifty-four Reais and ninety-three cents (R$ 1,405,849,154.93), shall be allocated to the Statutory Reserve for expansion, pursuant to the Company’s By-Laws.

(3) Regarding the composition and election of the Fiscal Council, the shareholders’ resolved: (3.1) To approve, by majority of votes, corresponding to ninety-nine point fifty-three percent (99.53%) of the capital stock present at this Shareholders’ Meeting, that the Fiscal Council will be composed by three (3) regular members and equal number of alternate members; There was no indication of any member by the minority shareholders present for the separate election of the Company’s Fiscal Council according to Section 161, paragraph 4th. Therefore, after the indications were made by the Controlling shareholder, TIM Brasil Serviços e Participações S.A., and submitted by the others attending shareholders, were elected, by majority of the votes, corresponding to ninethy-nine point fifty-three percent (99.53%) of the capital stock present at this Shareholders’ Meeting, as regular and alternate members, respectively, of the Fiscal Council: (i) as regular member Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of Identity Card No. 2911852-9, issued by SSP / SP, enrolled before the CPF / MF under Nr. 034987868-49, domiciled at Avenida Lopes de Azevedo, No. 154, House 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the identity card No. 74.045, issued by SSP/RN, enrolled before the CPF/MF under No. 016.083.804-59, domiciled at SQSW, No. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; (ii) as regular member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the Identity Card No. 5.492.136-3, issued by SSP/SP, enrolled before the CPF/MF under No. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, No. 400, apt. 101, Vila Suzana, in the City and State of São Paulo, having as alternate member, Mr. João Verner Juenemann, Brazilian citizen, married, accountant and business administrator, bearer of the identity card No. 3.010.401.283, issued by SSP/SP, enrolled before the CPF/MF under No. 000.952.490-87, domiciled at Rua André Poente, No. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul; and (iii) as regular member Mr. Jarbas Tadeu Barsanti Ribeiro, Brazilian citizen, married, economist and accountant, registered in the Conselho Regional de Economia of Rio de Janeiro under No. 8025, enrolled before the CPF/MF under No. 272.271.707-72, domiciled at Av. Rio Branco, nº 277, grupos 1609/1610, Centro, City and State of Rio de Janeiro, having as alternate member, Ms. Anna Maria Cerentini Gouvea Guimarães, Brazilian citizen, married, architect, bearer of the identity card No. 7101355, issued by SSP/SP, enrolled before the CPF/MF under No. 050.287.838-02, domiciled at Rua Comandante Julio de Moura, No. 439, penthouse, Barra da Tijuca, City and State of Rio de Janeiro. Regarding the composition of the Fiscal Council, it was registered and excepted the contrary vote of the shareholders represented by BB Gestão de Recursos e Distribuidora de Títulos e Valores Mobiliários S/A regarding the indication of Mrs. Oswaldo Orsolin and Roosevelt Alves Fernandes Leadebal. The shareholder who appointed the regular and alternate Fiscal Council’s members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Fiscal Council’s Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Law 6,404/76 and the Company’s By-Laws to be a member of the Company’s Fiscal Council. The Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2017 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of investiture, in the term and as provided for in the Law 6,404/76, in the Novo Mercado’s Rules of BM&BOVESPA and the Company’s By-Laws; and

(4) To approve, by majority of the votes, corresponding to eighty-three point ninety-eight percent (83.98%) of the capital stock present at this Shareholders’ Meeting, the compensation of the administrators for the fiscal year of 2016, as follows: (4.1) Compensation to the Board of Directors: total annual compensation in the amount of two million, three hundred and sixteen thousand Reais (R$2,316,000.00), to be granted to the Directors individually, in accordance with the criteria to be resolved by the Board of Directors; (4.2) Compensation to the Committee’s members: total annual compensation in the amount of eight hundred and forty thousand Reais (R$840,000.00) to be granted to the members of the internal committees with the criteria to be resolved by the Board of Directors; (4.3) Compensation to the Fiscal Council’s members: total annual compensation in the amount of five hundred and four thousand Reais (R$504,000.00);  and (4.4) Compensation to the Board of Officers: total annual compensation in the amount of twenty-two million, one hundred and thirty-three thousand Reais (R$22,133,000.00), provided that from such amount, fifty-seven point two percent (57.2%) correspond to the fixed compensation and forty-two point eight percent (42,8%) to the variable compensation.

On Extraordinary Shareholders’ Meeting:

(1) To approve, by majority of votes, corresponding to ninety-nine point fifty-seven percent (99.57%) of the capital stock present by the minority shareholders attending this Shareholders’ Meeting, excluding all the vote abstentions and also noted the abstention by the controlling shareholder TIM Brasil Serviços e Participações S.A. and according to the documentation previously disclosed on the websites of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the history of the Cooperation and Support Agreement (“Agreement”), the 12 month extension of the Agreement to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda. and the Company, on the other side, until the Annual Shareholders’ Meeting to be held on the year of 2017 and in the amount corresponding in Reais of up to eleven million, seven hundred and fifty-one thousand Euros (€11,751,000.00), pursuant to the proposal submitted to the Statutory Audit Committee at its meeting held on March, 8th, 2016, and to the Board of Directors at its meeting held on March 10th, 2016, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

(2) To approve, by majority of the votes, corresponding to ninety-nine point ninety-nine percent (99.99%) of the capital stock present at this Shareholders’ Meeting, the proposal of the Company’s by-laws amendment and consolidation, in order to adjust the provision of the Company’s head offices address. As a consequence, the Company’s By-laws shall enter into force according to the Attachment I of the minutes of the present meeting.

CLARIFICATIONS: The Board received and noted the abstentions and the eventually dissenting votes from the shareholders that attended this Shareholders’ Meeting, which were properly presented and computed in the resolutions above.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 12th, 2016.

JAQUES HORN
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 12, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.